September 7, 2023
VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing
100 F Street, NE
Washington, DC 20549
Attn: Mindy Hooker and Martin James

Re:	Turtle Beach Corporation Form 10-K for Fiscal Year Ended December 31, 2022 Filed March 29, 2023 Form 8-K Filed August 7, 2023 File No. 001-35465

Dear Ms. Hooker and Mr. James:
On behalf of Turtle Beach Corporation (the “Company”), this letter responds to the comments issued by the staff of the Division of Corporate Finance, Office of Manufacturing (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”) in a letter dated August 23, 2023 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 that was filed with the Commission on March 29, 2023 (the “Form 10-K”) and Current Report on Form 8-K that was furnished with the Commission on August 7, 2023 (the “Form 8-K”). For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings ascribed to them in the Form 10-K and the Form 8-K, as applicable. Unless otherwise indicated, dollar amounts included in the Company’s responses are in thousands.
Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Key Performance Indicators and Non-GAAP Measures, page 27
1.
Comment: We note that you present and discuss your non-GAAP measures, including Adjusted EBITDA, prior to discussing your GAAP results of operations. Your presentation appears to give greater prominence to the non-GAAP measures and does not comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your presentations and discussions in future filings to comply. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2023 and June 30, 2023, respectively.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings with the Commission, it will reorganize this disclosure to comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.  In future filings, in the “Results of Operations” section, we will move the sub-section on “Key Performance Indicators and Non-GAAP Measures” to the end after “Other Non-Operating Expense (Income)”.
2.
Comment: In future filings, please revise your presentation to clearly describe each of the adjustments you make when calculating your non-GAAP measures. Clearly describe the specific nature of the costs included in the adjustment and explain management's reasons for excluding these costs from the non-GAAP measure. Refer to Item 10(e)(1)(i) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings with the Commission, it will clearly describe the specific nature of the costs included in the adjustment and explain management’s reasons for excluding these costs from the Non-GAAP measure in accordance with Item 10(e)(1)(i) of Regulation S-K.  An illustrative example of the revised presentation is included below for the Staff’s reference.

(1)
Inventory and component related reserves includes (a) $4.4 million of costs associated with certain component parts that resulted from the effects of the global constrained semiconductor availability due to the Covid 19 pandemic and (b) $5.2 million of reserves primarily related to the buildup of excess inventory in the distribution channels.

(2)	Impairment charge includes costs related to impairment of intangible assets. See Note 6 to our condensed consolidated financial statements included elsewhere in this Annual Report.
(3)	Restructuring charges are expenses that are paid in connection with reorganization of our operations. These costs primarily include severance and related benefits.
(4)	Acquisition-related settlement includes the gain associated with a legal settlement related to a prior period acquisition.
(5)
Change in fair value of contingent consideration relates to the release of reserves associated with the earn-out liabilities.  See Note X to our condensed consolidated financial statements included elsewhere in this Annual Report.

(6)
Business transaction expense includes one-time costs we incurred in order to acquire ROCCAT and Neat including professional fees such as legal and accounting along with other certain integration related costs of the acquisitions.

(7)
Proxy contest and other primarily includes (a) one-time legal, other professional fees, as well as employee and executive retention costs associated with proxy challenges presented by certain shareholder activists and (b) the settlement of an intellectual property lawsuit in 2022.

3.
Comment: In this regard, we note that your presentation of Adjusted EBITDA includes adjustments for "Inventory and component related reserves" and "Proxy contest and other." Additionally, we note that your Adjusted EBITDA reconciliation in your Form 10-Q for the six months ended June 30, 2023 includes an adjustment for "CEO transition related costs." Please describe to us, in greater detail, the specific nature of each of these adjustments reflected in your Adjusted EBITDA measures presented in fiscal years 2023, 2022 and 2021. Identify and describe the amounts included in "other." Tell us how you determined that these adjustments are appropriate based on the guidance in Question 100.01 of the Division’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment. Detailed descriptions of the specific nature of each of the adjustments mentioned in the Staff’s comment that are reflected in the Company’s Adjusted EBITDA measures and an explanation of how the Company determined that such adjustments are appropriate based on the guidance in Question 100.01 of the Division’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures are included below:
(i) Inventory and component related reserves. During 2022, the Company recorded $4.4 million of non-recurring costs associated with certain component parts that resulted from the effects of the global semiconductor shortage issues experienced during the pandemic.  These shortages resulted in the unavailability of certain microchips which caused engineering redesigns of certain products utilizing alternative components. These various product redesigns led to the Company having to reserve for certain unused components and unfulfilled purchase commitments, resulting in the $4.4 million charge related to non-recurring costs. The Company also recorded $5.2 million of inventory reserves as a result of pandemic-related global supply chain disruptions. The Company determined that these adjustments were appropriate based on the guidance in Question 100.01 because the semiconductor shortage issues and significant impact to supply chains stemming from the global pandemic were unusual and non-recurring events and not normal, recurring expenses necessary to operate the Company’s business.
(ii) Proxy contest and other. During 2021 and 2022, the Company recorded significant costs associated with a proxy contest and related activities of an activist shareholder group.  These costs included legal and other professional fees as well as employee and executive retention costs.  During 2022, the Company also recorded the settlement of an intellectual property lawsuit.  This represented the “other” portion of this adjustment. The Company determined that these adjustments were appropriate based on the guidance in Question 100.01 because the proxy contest and related activities of activist shareholder groups and related fees and the legal settlement were unusual and non-recurring events and not normal, recurring operating expenses necessary to operate the Company’s business.  Specifically, the director nominations and proxy contest brought by shareholder activist groups were the first such activity the Company experienced since its listing on the NASDAQ in 2014
(iii) CEO transition related costs. During the six months ended June 30, 2023, the Company recorded costs associated with the separation of its former CEO.  Such costs included severance, bonus, medical benefits and the tax impact of accelerated vesting of stock-based compensation of the former CEO. The Company determined that this adjustment was appropriate based on the guidance in Question 100.01 because the CEO transition was an unusual and non-recurring event and not a normal, recurring operating expense necessary to operate the Company’s business.  In fact, this was the first change in the CEO position of the Company since its listing on the NASDAQ in 2014.
Form 8-K Filed August 7, 2023
Exhibit 99.1
4.
Comment: In the header to your earnings release you present the percentage change in Adjusted EBITDA in the first bullet without disclosing the percentage change in the most directly comparable GAAP measure. Your presentation appears to give greater prominence to the non-GAAP measure and does not comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures which requires you to present the most directly comparable GAAP measure with equal or greater prominence. Please revise your future presentations to comply.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future earnings releases, it will provide equal or greater prominence to the most directly comparable GAAP measure when providing non-GAAP measures, in accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures
5.
Comment: Refer to Table 4. We note from your reconciliation of Adjusted Earnings that each adjustment is presented net of tax. In future filings, please revise to present all adjustments gross of tax with the related income tax effect shown as a separate adjustment and clearly explained, as required by Question 102.11 of the Division’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings with the Commission, it will revise this disclosure to present all adjustments gross of tax with related income tax effect shown as a separate adjustment and clearly explained, as required by Question 102.11 of the Division’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
6.
Comment: In a related matter, please clearly describe to us in detail the adjustments labelled "valuation allowance" reflected in your Adjusted Earnings and Non-GAAP Earnings (Loss) measures presented for the reported periods in fiscal years 2023 and 2022.

Clarify whether the adjustments relate to a tax valuation allowance. Explain to us your reasons for excluding these valuation allowances from the Adjusted Earnings and Non-GAAP Earnings (Loss) measures and why management believes the adjustments are appropriate.

Response: The Company respectfully acknowledges the comment and advises the Staff that the valuation allowance referred to within the Adjusted Earnings and Non-GAAP Earnings (Loss) measure presented for the reported periods in fiscal years 2023 and 2022 relates to a valuation allowance against our net United States deferred tax assets.  The Company recorded a valuation allowance as of December 31, 2022, as it is not more likely than not that our net U.S. deferred tax assets will be realized in the foreseeable future.  The Company evaluated positive and negative evidence to support realizability.  Significant negative evidence evaluated was the Company’s three-year cumulative loss position forecasted by the end of year December 31, 2023, due to the sharp downturn in demand for consumer electronics the Company provides to large retailers.

The Company reported the valuation allowance as a non-GAAP adjustment as it is a non-recurring, non-cash item, and not indicative of the Company’s overall performance. Since the Company expects to utilize these deferred tax assets in the future, it believes it is appropriate to adjust for the impact that the valuation allowance had on Adjusted Earnings and Non-GAAP Earnings (Loss) measures.  Upon valuation allowance release, the Company will remove this benefit from Adjusted and Non-GAAP earnings.

7.
Comment: We note that you present Adjusted EBITDA as a non-GAAP performance measure. However, the reconciliation included in Table 5 does not reconcile Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss), as required by Item 10(e)(1)(i)(B) of Regulation S-K. Please revise your presentations in future filings to comply. Further, in future filings, please revise the format of the non-GAAP reconciliation provided in Table 5 to eliminate the non-GAAP income statement currently presented. Refer to the guidance in Question 102.10 of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings with the Commission, it will provide a reconciliation from Net Income (Loss) to Adjusted EBITDA for all periods presented in accordance with Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Further, in future filings, the Company will eliminate the Non-GAAP income statement most recently presented in Table 5 of the August 2023 Form 8-K.  An illustrative example of the revised presentation is included below for the Staff’s reference.

(1)	Stock based compensation includes the accelerated vesting associated with the separation of our former CEO.
(2)	Restructuring charges are expenses that are paid in connection with reorganization of our operations. These costs primarily include severance and related benefits.

(3)
CEO transition related costs are associated with the separation of our former CEO.  Such costs included severance, bonus, medical benefits and the tax impact of accelerated vesting of stock-based compensation.

(4)
Proxy contest and other includes (a) one-time legal, other professional fees, as well as employee and executive retention costs associated with proxy challenges presented by certain shareholder activists and (b) the settlement of an intellectual property lawsuit in 2022.

8.
Comment: Please revise the Non-GAAP Financial Measures discussion to clearly describe each of the adjustments made in calculating your non-GAAP measures. Clearly describe the specific nature of the costs included in the adjustment and explain management's reasons for excluding these costs from the non-GAAP measure. For example, separately describe to investors the specific nature of the costs you exclude from your Adjusted Earnings and Adjusted EBITDA relating to (i) certain non-recurring business costs, (ii) acquisition integration costs, (iii) CEO separation related costs, and (iv) certain valuation allowances.

Response: The Company respectfully acknowledges the Staff’s comment and will clearly describe the specific nature of the costs included in the adjustment and explain management’s reasons for excluding these costs from the Non-GAAP measure in its earnings releases going forward in a similar manner as described in the response to comment number 2 in this letter.
9.
Comment: In this regard, we note the adjustments reflected in Table 4 and Table 5 in your earnings releases for fiscal years 2023 and 2022 relating to (i) CEO separation related costs, (ii) CEO transition related costs, (iii) Inventory and component related reserves, (iv) Certain business acquisition costs and (v) Non-recurring business costs. Table 5 also reflects an "Other" adjustments category. Please describe to us the specific nature of the costs reflected in each of these adjustments and explain to us how you determined that these adjustments are appropriate based on the guidance in Question 100.01 of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment. Detailed descriptions of the specific nature of each of the adjustments mentioned in the Staff’s comments that were made to the Company’s Adjusted earnings and Adjusted EBITDA and an explanation of how the Company determined that these adjustments are appropriate based on the guidance in Question 100.01 of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures are provided below.  Further, the Company advises the Staff that it plans to eliminate the non-GAAP income statement as most recently presented in Table 5 of the Form 8-K.  As a result, there will no longer be an “Other” column within Table 5 in future filings.
(i) CEO separation and related costs. As included in Table 4 of the Form 8-K, these costs included severance, bonus, medical benefits, accelerated vesting of stock-based compensation of the former CEO and the tax impact of accelerated vesting of stock-based compensation associated with the change in the Company’s CEO on June 30, 2023. The Company determined that this adjustment was appropriate based on the guidance in Question 100.01 because the CEO transition was an unusual and non-recurring event and not a normal, recurring operating expense necessary to operate the Company’s business.
(ii) CEO transition related costs. As included in the Adjusted EBITDA table located on page 28 of the Form 10-K, these costs included severance, bonus, medical benefits and the tax impact of accelerated vesting of stock-based compensation of the former CEO associated with the change in the Company’s CEO on June 30, 2023.  The expense associated with the accelerated vesting of stock-based compensation is included in the stock-based compensation line within the Adjusted EBITDA table and not within the CEO transition related costs line. The Company determined that this adjustment was appropriate based on the guidance in Question 100.01 because the CEO transition was an unusual and non-recurring event and not a normal, recurring operating expense necessary to operate the Company’s business.

(iii) Inventory and component related reserves. During 2022, the Company recorded $4.4 million of non-recurring costs associated with certain component parts that resulted from the effects of the global semiconductor shortage issues experienced during the pandemic.  These shortages resulted in the unavailability of certain microchips which caused engineering redesigns of certain products utilizing alternative components. These various product redesigns led to the Company having to reserve for certain unused components and unfulfilled purchase commitments, resulting in the $4.4 million charge related to non-recurring costs. The Company also recorded $5.2 million of inventory reserves as a result of pandemic-related global supply chain disruptions. The Company determined that these adjustments were appropriate based on the guidance in Question 100.01 because the semiconductor shortage issues and significant impact to supply chains stemming from the global pandemic were unusual and non-recurring events and not normal, recurring expenses necessary to operate the Company’s business.
(iv) Certain business acquisition costs. During 2020 and 2021, the Company recorded costs associated with the acquisitions of both the ROCCAT and Neat businesses.  These costs included professional fees such as legal and accounting fees along with other certain integration related costs of the acquisitions. The Company determined that these adjustments were appropriate based on the guidance in Question 100.01 because the ROCCAT and Neat acquisitions and the related costs were unusual and non-recurring events and not normal, recurring operating expenses necessary to operate of the Company’s business.
(v) Non-recurring business costs. The Company has recorded legal and other professional fees associated with a proxy contest and other activities of an activist shareholder group. Specifically, the director nominations and proxy contest brought by shareholder activist groups were the first such activity the Company experienced since its listing on the NASDAQ in 2014. These costs included legal and other professional fees as well as employee retention costs, and to a lesser extent, legal fees associated with a previously settled, non-recurring lawsuit. The Company determined that these adjustments were appropriate based on the guidance in Question 100.01 because the proxy contest and related fees and the settlement were unusual and non-recurring events and not normal, recurring operating expenses necessary to operate of the Company’s business.
* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (858) 914-4461.

Sincerely,

/s/ John T. Hanson
Chief Financial Officer
Turtle Beach Corporation

cc:
Megan Wynne, General Counsel, Turtle Beach Corporation